Seward & Kissel LLP
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Telephone:  (202) 737-8833
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www.sewkis.com

November 18, 2020

VIA EDGAR CORRESPONDENCE

Mr. David Lin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Wilshare wShares Enhanced Gold Trust Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-235913

Dear Mr. Lin:
This letter responds to the letter from your office dated September 30, 2020 providing comments from the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced pre-effective amendment no. 2 to the registration statement filed on September 10, 2020 (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) for Wilshare wShares Enhanced Gold Trust (the “Registrant”).
The Staff’s comments and our responses thereto that the Registrant has authorized us to make on its behalf are set forth below.  Revisions resulting from changes referenced in the responses below are reflected in pre-effective amendment no. 3 to the Registration Statement (the “Amendment”).  A marked version of the Amendment in PDF format showing the changes made to the Amendment compared to Amendment No. 2 is included with this letter.  The definitions of terms used in the Registration Statement apply to terms used and not defined herein.
Rebalancing of the Trust Assets, page 37
Comment 1.
We note your disclosure throughout that on each Rebalance Date, following the calculation of the weighting of the components of the Index, the Trust shall rebalance the Trust's holdings in Physical Gold, cash and/or short-term duration U.S. Department of the Treasury securities in order to closely replicate the Index. Please revise to describe the circumstances when there would be a high weighting of cash and/or short-term duration U.S. Department of the Treasury securities.

Response:
The Trust will only hold Physical Gold and cash. It will no longer hold any cash equivalents. All references to “cash equivalents” have been deleted in the updated Registration Statement. On each Rebalance Date, the Trust rebalances the Trust’s holdings in Physical Gold and cash in order to closely replicate the Index. The Index would generally increase its allocation to cash if there is a period of elevated gold price volatility. The allocation to cash would generally decrease in subsequent periods if gold price volatility declines from the elevated level. We describe this dynamic throughout the Registration Statement, including under Description of the Trust and under Description of the Index. Moreover, as disclosed in the Registration Statement, the calculated weighting for the Physical Gold Component on each Rebalance Date will not be less than 50%. Hence, because of this floor with respect to the Physical Gold Component, the calculated weighting for the Cash Component on each Rebalance Date, in turn, cannot exceed 50%.

Creation and Redemption of Shares, page 47
Comment 2.
We note your disclosure that you require all cash creations and redemptions with no option for the commodity.  Please revise to disclose whether this will cause the Trust to incur costs that would not be incurred if the creations and redemptions were made in kind (for example purposes only, costs associated with buying and selling physical gold and short-term duration U.S. Department of the Treasury securities).  If so, and to the extent not offset by the transaction fee payable by the Authorized Participant, please revise to clearly disclose these costs and clarify whether they will decrease NAV.  In addition, please disclose how the Trust obtains cash needed for redemption payments.  To the extent the Trust liquidates positions to fund redemptions, please disclose how the Trust determines which positions to liquidate.

Response:
As indicated above, the Trust will hold only Physical Gold and cash.  The Trust will not hold any Treasury securities.  As a result, there will be no transaction expenses associated with the purchase or sale of Treasury securities in connection with rebalancing the Trust assets or in connection with creations and redemptions.  Similarly, since the Trust will not hold Treasury securities, there is no discretion related to which positions to liquidate.  In connection with rebalances, as well as in connection with creations and redemptions, the Trust will incur fees and commissions associated with buying and selling Physical Gold, as disclosed in the Registration Statement.  These transaction fees may affect NAV, and the Registration Statement includes a discussion of the effect of Trust expenses on NAV and the Trust assets. Finally, the Trust obtains cash needed for redemption payments by selling the proper amount of Physical Gold equivalent to the Shares to be redeemed.

U.S. Federal Income Tax Considerations, page 74
Comment 3.
Please revise the introductory paragraph to clarify that the discussion is of material tax consequences, not merely certain tax consequences.  Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

Response:	In response to the Staff’s comment, we have revised the introductory paragraph to include the requested change.
Comment 4.
We note that counsel appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus.  Accordingly, please revise your prospectus to state that the disclosure in the tax consequences section represents the opinion of counsel. Alternatively, please have counsel revise to provide a long-form opinion.  Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Response:	In response to the Staff’s comment, we have revised the Registration Statement to state that the disclosure in the tax consequences section represents the opinion of counsel.
Exhibit A: Index of Defined Terms, page 84
Comment 5.
We note that you have revised your disclosure to indicate that the Trust will have no assets other than (a) Physical Gold and (b) cash and/or cash equivalents.  We further note that you define "cash equivalents" as short-term duration U.S. Department of the Treasury securities.  As "cash equivalents" is generally understood to also include other securities in addition thereto, please consider revising to use a more specific term.  Please also revise to provide clear cover page disclosure regarding the assets that the Trust will hold.

Response:
In response to the Staff’s comment, the Trust has removed all references to “cash equivalents” in the updated Registration Statement, including in Exhibit A, the Index of Defined Terms.  In addition, we have included disclosure in the first paragraph of the cover page and throughout the Registration Statement, that the Trust will have no assets other than Physical Gold and cash.

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If you have any additional comments or questions, please contact the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments.
Very truly yours,

SEWARD & KISSEL LLP

/s/ Christopher D. Carlson
Christopher D. Carlson

cc: William Cai, Partner, Wilshire Phoenix Funds LLC